Lizhan Environmental Corporation Reports

Fiscal Year 2011 (Unaudited) Results

ZHEJIANG, CHINA – April 2, 2012 - Lizhan Environmental Corporation ("Lizhan" or the "Company") (Nasdaq: LZEN - News), one of China's leading manufacturers of eco-friendly fabrics made from patented technologies, announced today its three- and twelve-month unaudited results for the fiscal year ended September 30, 2011.

Financial Summary

$mill USD	Q4* 2011	Q4* 2010	% Chg.	FY* 2011	FY 2010	% Chg.
Net Sales	$8.5	$11.7	-27%	$36.3	$46.3	-22%
Gross Profit	$1.2	$2.7	-56%	$6.7	$11.3	-41%
Operating (loss)/ Income	-$0.5	$1.7	-129%	$1.3	$8.4	-85%
Net (loss)/ Income	-$0.3	$1.8	-117%	$1.6	$8.2	-80%
EPS	-$0.02	$0.17	-112%	$0.12	$0.74	-84%

*Unaudited

The Company produced and sold approximately 12 million meters of fabric in the twelve months ended September 30, 2011, down 2 million meters from 14 million meters in the corresponding period in 2010. Domestic sales fell by approximately 33% and sales to international customers increased by 16%.

“We faced several challenges in the past year, which we are actively working to address,” explained Chairman and Chief Executive Officer Jiangfeng Liu. “The most encouraging development has been an improvement in our Colgre Products daily production from 1,000 meters per day in the fourth quarter of 2011 to 3,000 meters per day currently. Demand is building gradually and we are in active discussions with new customers in China and overseas.”

Mr. Liu continued, “We do not expect to experience the production disruptions caused by the lack of steam supply that occurred from January to March of year 2011. We are also working on diversifying our raw materials suppliers, which should help improve our production stability and enhance our profitability.”

Three months Ended September 30, 2011 Financial Results (Unaudited)

Net Sales

Net Sales for the three months ended September 30, 2011 were $8.5 million, a 27% decline from $11.7 million in the same period of fiscal 2010. Sales of recycled leather flocked fabrics decreased 35% to $6.4 million due to lower orders from domestic and international customers. The Company sold $1.2 million of ultra suede leather products, up 35% from the same period last year.

Lizhan continued to increase production of its Colgre Products – previously known as Evergreen Products - in the fourth quarter of 2011, with approximately 25,000 meters produced. The Company shipped and sold approximately 15,000 meters of Colgre Products during the fourth quarter of year 2011, resulting in sales of approximately $0.2 million.

Gross Profit

Gross profit was $1.2 million compared to $2.7 million for the same quarter in 2010. The 56% decline was a result of rising raw materials and labor costs. Gross margins were 14% and 23% in the three months ended September 30, 2011 and 2010, respectively.

Operating Expenses

Operating expenses increased from $1.0 million to $1.7 million, representing approximately 20% of revenues. The increase was primarily due to higher salaries and expenses related to the addition of Colgre Products.

Net Income

Lizhan generated a $0.3 million loss attributable to common shareholders compared to a $1.8 million net income in the three months ended September 30, 2010 due mainly to lower sales and higher expenses. Net loss was $0.02 per share based on 13.6 million weighted average shares outstanding in the fourth quarter of 2011 compared to $0.17 and 11.1 million in the same period last year, respectively.

Twelve months Ended September 30, 2011 Financial Results (Unaudited)

Net Sales

Net sales for the twelve months ended September 30, 2011 were $36.3 million, a 22% decline from $46.3 million in fiscal year 2010.  Sales in fiscal year 2011 were negatively impacted by a shutdown of production mandated by the local government to review and repair the steam supply systems during the second quarter. Sales of the lower margin ultrasuede leather products decreased by 28% to $6.6 million due to management’s ongoing efforts to reallocate capital to its higher margin businesses such as recycled leather flocked fabric and Colgre Products. Recycled leather flocked fabric sales dropped 20% to $27.2 million.

Gross Profit

Gross profit for the twelve months ended September 30, 2011 fell 41% to $6.7 million, from $11.3 million for the twelve months ended September 30, 2010.  Gross margin was 19%, down from 24% in fiscal 2010.

Operating Expenses

General and administrative expenses totaled $4.5 million and selling and marketing expenses were $0.8 million compared to $2.1 million and $0.6 million in the twelve months ended September 30, 2010, respectively. The increase was primarily attributable to expenses incurred in connection with operating as a public company and expenses in connection with the cost of establishing our operating subsidiary, Hongzhan. In addition to the increased employee salaries and related expenses, the Company also incurred higher marketing and promotion costs.

Net Income

Net income attributable to common shareholders declined from $8.2 million to $1.6 million for the twelve months ended September 30, 2011. The fully diluted earnings per share were $0.12 and $0.74 in the first twelve months of 2011 and 2010, respectively.

Balance Sheet and Cash Flow Statement

The Company had $1.2 million in cash and $1.3 million in restricted cash at September 30, 2011 compared to $2.6 million and $1.1 million, respectively, at September 30, 2010. Total loans outstanding were $24.7 million and $13.7 million in 2011 and 2010, respectively.

Accounts receivable was $6.3 million at September 30, 2011, representing days sales outstanding of 68 days. Inventories increased from $4.7 million at the end of fiscal 2010 to $13.0 million at September 30, 2011 due to changes in the product mix, increasing complexity of the manufacturing process, and higher quality requirements from the Company’s customers, and advance raw materials purchases to reduce the impact of cost inflation. Shareholder equity was $28.1 million, up from $17.7 million at September 30, 2010, as a result of its IPO in November 2010.

Cash from operations was a net outflow of $8.6 million in the twelve months ended September 30, 2011 as a result of increases in inventories and prepayments. The Company spent approximately $9.4 million on capital expenditures, the majority of which were related to the construction of its Colgre Products manufacturing facility, compared to total capital expenditures of $16.6 million in fiscal year 2010.

Business Updates

Colgre Products

Colgre Products are manufactured by using a new leather processing technology which utilizes genuine leather and its scraps to generate a new class of fabrics derived from natural fiber. The technology enables dissembling collagen fibers and recomposing or weaving the collagen fiber bundles according to the natural leather structure. These products are expected to be suitable for applications in furniture, shoes, eco-fashion apparel, radiation proof clothing and luggage and bags. We sell and expect to continue to sell these products to furniture manufacturers.

Lizhan completed the construction of the Colgre Products manufacturing facility in January 2011 and launched the first production line in June 2011. Due to technical adjustments that needed to be made to the equipment purchased from a U.S. vendor, the costs to launch the initial production line significantly exceeded the original projections. As of September 30, 2011, the Company spent $20.1 million on land, equipment and manufacturing of the first production line and part of the second production line. The cost for increasing the capacity of the first production line to full capacity is expected to be approximately $500,000. Lizhan intends to use cash generated from operations and additional financing to meet this capital requirement.

From June to September 2011, the Company produced 25,000 meters and shipped 15,000 meters of Colgre Products, representing a daily production rate of approximately 1,000 meters per day. Currently the daily production rate is approximately 3,000 meters. Lizhan is making modifications to the equipment in order to achieve maximum production capacity of 5,000 meters per day.

Lizhan has signed contracts with multiple customers since launching the Colgre Products in June 2011. The Company has initially focused on distributors and wholesalers in the furniture and upholstery fabric industries. Because of its superior quality and environmental benefits, Colgre Products can be used in other consumer applications such as shoes, luggage and apparel.

About Lizhan Environmental Corporation

Lizhan Environmental Corporation is one of China's leading manufacturers of eco-friendly fabrics whose products are developed with patented technology that regenerates collagen fiber from leftover cuttings, pieces and trimmings of genuine leather. The Company's products are mainly used in furniture, garments and other consumer applications. For more information about Lizhan Environmental Corporation, please visit www.lzencorp.com.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on 20F, as amended. Some of risks inherent in an investment in our company include, but are not limited to, our limited operation history, our need to maintain sufficient levels of liquidity and working capitals, the potential need to reduce our expansion plans, price inflation in the PRC, difficulties in developing and selling our new Colgre Products, seasonal patterns in our business, protection of our intellectual property and the risk of infringing the intellectual property of others, customer decisions to discontinue purchasing our products, and restrictions imposed by Chinese regulations, including every policies.  All information provided in this press release is as of April 2, 2012. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Contacts:

Company:

Lizhan Environmental Corporation

Eileen Liu, Investor Relations Manager

Email:       ir@lezncorp.com

Phone:    +011-86-573-8862-268

Investor Relations:

MZ North America

Ted Haberfield, President

Email:       thaberfield@mzgroup.us

Phone:    +1-760-755-2716

Financial Tables to Follow:

LIZHAN ENVIRONMENTAL CORPORATION
CONSOLIDATED BALANCE SHEETS (Unaudited)
( IN US DOLLARS)
	As of September 30,
	2011	2010
Assets	(Unaudited)
Current assets
Cash	$1,231,233	$2,597,366
Restricted cash	1,285,671	1,072,416
Accounts receivable, net	6,303,572	7,310,194
Inventories	13,008,891	4,666,496
Amounts due from directors	-	1,497
Value added tax receivable	1,185,057	37,586
Prepaid expenses and other current assets	3,038,835	2,442,120
Total current assets	26,053,259	18,127,675
Other assets
Property, plant and equipment, net	34,094,191	12,906,655
Land use rights	1,680,335	1,638,248
Intangible assets, net	595,833	628,333
Deposits for plant and equipment	188,883	11,385,603
Security deposit and prepaid rent	1,941,447	-
Total other assets	38,500,689	26,558,839
Total assets	$64,553,948	$44,686,514
Liabilities and stockholders' equity
Current liabilities
Accounts payable	$7,696,159	$8,158,461
Bank acceptance notes payable	2,571,338	2,144,832
Short-term loans	20,978,363	13,676,108
Accrued expenses and other payables	531,717	1,251,849
Payable for construction of building and machinery	399,961	297,153
Income taxes payable	183,782	702,713
Deferred income	-	110,106
Total current liabilities	32,361,320	26,341,222
Long-term loans	3,684,541	-

Total liabilities	36,045,861	26,341,222
Stockholders' equity
Common stock, $0.32 par; 31,250,000 shares authorized, 13,643,750 shares and 11,143,750 shares issued and outstanding as at September 30, 2011 and 2010, respectively	4,366,000	3,566,000
Additional paid-in capital	7,665,752	924,000
Statutory reserves	1,558,079	1,289,475
Retained earnings	12,418,347	11,053,506
Accumulated other comprehensive income	2,053,437	888,532
Total Lizhan stockholders’ equity	28,061,615	17,721,513

Less: Non-controlling interest	446,472	623,779

Total equity	28,508,087	18,345,292

Total liabilities and stockholders' equity	$64,553,948	$44,686,514

LIZHAN ENVIRONMENTAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
( IN US DOLLARS)

	For the Year Ended September 30,
	2011	2010	2009
	(Unaudited)
NET SALES	$36,342,348	$46,321,225	$21,612,541

Cost of sales	29,614,533	35,042,898	17,868,408

Gross profit	6,727,815	11,278,327	3,744,133

Operating expenses:
General and administrative expenses	4,486,643	2,110,506	1,053,752
Research and development expenses	92,522	136,398	64,991
Selling and marketing expenses	845,221	634,544	322,133
Total operating expenses	5,424,386	2,881,448	1,440,876

Operating income	1,303,429	8,396,879	2,303,257

Other income (expenses):
Other income	1,261,409	1,139,445	610,548
Exchange loss	(156,543)	(49,788)	(24,963)
Interest income	14,572	26,721	19,972
Interest expense	(411,920)	(300,609)	(166,186)
Other expenses, net	(174,007)	(142,419)	(11,330)
Total other income, net	533,511	673,350	428,041

Income before income taxes	1,836,940	9,070,229	2,731,298
Income tax expense	(405,755)	(912,249)	-

Net income before allocation of non-controlling interest	1,431,185	8,157,980	2,731,298

Net loss attributable to non-controlling interest	202,260	28,127	-

Net income attributable to the stockholders	1,633,445	8,186,107	2,731,298

Earnings per common share
- Basic and fully diluted	$0.12	$0.74	$0.25

Weighted average number of common shares outstanding
- Basic and fully diluted	13,314,080	11,084,983	10,937,500

LIZHAN ENVIRONMENTAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

( IN US DOLLARS)
	For the Year Ended September 30,
	2011	2010	2009

Cash flows from operating activities:	(Unaudited)
Net income	$1,431,185	$8,157,980	$2,731,298
Add net loss attributable to non-controlling interest	202,260	28,127	-
Net income attributable to the Stockholders	1,633,445	8,186,107	2,731,298
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	750,197	693,653	505,340
Amortization of intangible assets	32,500	21,667	-
Amortization of land use rights	37,331	34,343	22,694
Loss on disposal of motor vehicle	14,670	-	-
Recognition of noncash deferred income from exclusive distribution right granted by the Company to a customer	(112,923)	(649,484)	(539,244)
Non-controlling interest	(202,260)	(28,127)	-

Changes in assets and liabilities:
Accounts receivable	1,334,334	(2,844,533)	(1,365,887)
Inventories	(7,932,188)	(1,103,391)	(1,923,183)
Prepaid expenses and other current assets	920,243	(1,900,657)	(287,496)
Accounts payable	(842,798)	3,238,413	1,423,890
Accrued expenses and other payables	(300,768)	487,940	39,959
Increase in security deposit and prepaid rent	(1,898,116)	-	-
Income tax payable	(541,011)	690,848	-
Value added tax	(1,532,691)	731,862	(133,793)
Net cash (used in) provided by operating activities	(8,640,035)	7,558,641	473,578

Cash flows from investing activities:
(Increase) decrease in restricted cash	(157,123)	925,001	(1,031,346)
Acquisition of land use rights	-	(628,106)	-
Proceeds from sale of property, plant and equipment	6,132	-	-
Payment for purchase of plant and equipment	(9,396,509)	(16,034,735)	(1,187,757)
Net cash used in by investing activities	(9,547,500)	(15,737,840)	(2,219,103)

	For the Year Ended September 30,
	2011	2010	2009
Cash flows from financing activities:	(Unaudited)
Proceeds from short term bank loans	28,435,220	15,208,511	2,342,418
Repayment of short term bank loans	(21,951,070)	(4,114,380)	(2,708,420)
Proceeds from long term bank loans	9,733,889	-	-
Repayment of long term bank loans	(6,131,584)	-	-
Proceeds from bank acceptance notes payable	2,513,950	5,297,264	2,733,308
Repayment to acceptance notes payable	(2,199,706)	(7,401,475)	-
Payment of amount due to contractors for building and machinery	86,279	(5,158)	(802,797)
Issue of ordinary shares for cash	-	990,439	690,552
Sale of Common Stock for cash, net of offering stocks of 2.5 million	7,541,752	-	-
Advance from (Repayment to) a stockholder and director	1,533	(52,899)	51,240
Loan to third party	(1,433,258)	-	-
Repayment to related companies	-	-	(402,556)
Net cash provided by financing activities	16,597,005	9,922,302	1,903,745
Effect on change of exchange rates	224,397	(9,899)	(517)

Net (decrease) increase in cash	(1,366,133)	1,733,204	157,703
Cash at the beginning of year	2,597,366	864,162	706,459
Cash at the ending of year	$1,231,233	$2,597,366	$864,162

Non-cash investing and financing transactions:
Acquisition of machinery in exchange for exclusive distribution right granted to a customer	$-	$-	$1,294,186
Payable due to contractors for construction of building and machinery	$ 23,378	$226,331	$296,267
Exclusive use of patents contributed by a principal stocker as capital	$-	$87,740	$-
Acquisition of patent and patents pending in exchange for 13% interest in a subsidiary	$-	$650,000	$-

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,175,059	$300,609	$166,186
Cash paid for profit tax	$932,874	$221,400	$-